File No. 70-9305

               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM U-1
                  ____________________________

                        AMENDMENT NO. 1
                               To
                          DECLARATION
                             Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                  ____________________________

Entergy Power, Inc.                     Entergy Corporation
Parkwood Two Building                   639 Loyola Avenue
10055 Grogan's Mill Road, Suite 500     New Orleans, LA 70113
The Woodlands, TX  77380

           (Names of companies filing this statement
         and addresses of principal executive offices)
                  ____________________________

                      Entergy Corporation

       (Name of top registered holding company parent of
                  each applicant or declarant)
                  ____________________________

Shahid J. Malik                         John Wilder
President                               Chief Financial Officer
Entergy Power, Inc.                     Entergy Corporation
Parkwood Two Building                   639 Loyola Avenue
10055 Grogan's Mill Road                New Orleans, LA 70113
Suite 500
The Woodlands, TX 77380


          (Names and addresses of agents for service)
                  ____________________________

        The Commission is also requested to send copies of any communications in connection with this matter to:

Laurence M. Hamric, Esq.                Christopher J. Bernard, Esq.
Associate General Counsel               General Counsel
Entergy Services, Inc.                  Entergy Power, Inc.
639 Loyola Avenue                       Parkwood Two Building
New Orleans, LA  70113                  10055 Grogan's Mill Road
                                        Suite 500
                                        The Woodlands, TX 77380


                    Thomas C. Havens, Esq.
                    Mayer, Brown & Platt
                    1675 Broadway
                    New York, NY 10019-5820

Item 1.   Description of Proposed Transactions.

     A. The second paragraph of Part D of Item 1 of the Declaration on Form U-1 in this File is hereby amended and restated to read in its entirety as follows:

     "EPI and ETEC have entered into an Ownership Interest
Purchase Agreement, dated February 26, 1998 (the "Purchase Agreement"), pursuant to which, subject to certain conditions,<FN1> ETEC will acquire from EPI (1) a 7.13% undivided ownership interest in ISES 2 (which is equivalent to approximately 60 MW of capacity from ISES 2), (2) a 3.56% undivided ownership interest in the Certificate, (3) a 3.56% undivided ownership interest in the land and common facilities at the Independence Station, (4) a 3.56% undivided ownership interest in certain assets comprising the Wyoming Property, and (5) a 5.49% undivided ownership interest in certain other assets comprising the Wyoming Property (such ownership interests, collectively, the "ISES 2 Interest"). ETEC will acquire the ISES 2 Interest for a total purchase price of approximately $30 million. Upon consummation of the sale, EPI and ETEC would terminate the existing 36 MW unit power sales agreement that runs through 2017.<FN2> In addition, EPI shall assign to ETEC, and ETEC shall assume from EPI, proportionate rights and obligations under the ISES 2 Ownership Agreement and the ISES 2 Operating Agreement. ETEC also will secure any necessary transmission service for the delivery of electric energy associated with the purchased capacity.<FN3>"

     B.  Part D of Item 1 of the Declaration on Form U-1 in this
File is hereby amended and restated to read in its entirety as follows:

          "D.  Compliance With Rules 53 and 54.

     The Declarants hereby represent that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) currently are satisfied.<FN4>

     Entergy's "aggregate investment" in EWGs and FUCOs as of June 30, 1998 is equal to approximately 55% of Entergy's "consolidated retained earnings" as of June 30, 1998. Entergy's "aggregate investment" currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain write-offs against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in two installments, the first of which was paid on December 1, 1997, and the second of which will be due on December 1, 1998. The first installment was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second
installment.   Entergy states that, but for the windfall profits
tax, aggregate earnings from EWGs and FUCOs would have made a positive contribution to Entergy's consolidated retained earnings for the year ended December 31, 1997.

     Following the July 2, 1997 announcement by the Labor Government of the proposed windfall profits tax, a Standard & Poor's Ratings Group ("S&P") report listed 13 British utilities, including London Electricity, on "CreditWatch with negative implications". However, as of June 30, 1998, London Electricity's senior debt ratings have not changed due to the enactment of the windfall profits tax. Moreover, after Entergy announced its intent to acquire London Electricity, S&P affirmed its outstanding ratings on the Entergy domestic operating companies' senior secured debt.

      Entergy currently is not rated by S&P. However, all of Entergy's operating companies have debt ratings of at least investment grade, except that Entergy Gulf States, Inc.'s ("Gulf States") debt ratings for all debt other than senior secured debt is below investment grade. As of August 31, 1998, Gulf States had $833.1 million of long-term debt below investment grade, consisting of preferred stock, quarterly income preferred securities, debentures, and tax exempt bonds.

     On March 20, 1995, S&P lowered the ratings of Gulf States as follows:

     Senior secured debt to BBB- (from BBB)
     Senior unsecured debt and preferred stock to BB+ (from BBB-)
     Preference stock to BB (from BB+)

     S&P's stated reasons for the downgrade were as follows:

     "The downgrade results from decision by the Public Utilities Commission of Texas (PUCT) to reduce [Gulf States'] rates by $52.9 million. The reduction is less than the $93 million originally proposed by the hearing examiner. The rate change includes reductions associated with calculating rates based on "actual taxes paid methodology", the premium paid for the power purchased from the Nelson Plant, a small disallowance of certain River Bend operation and maintenance costs, and certain amounts associated with allocation of costs.

     The rate reduction coupled with financial pressures resulting from the Cajun Electric bankruptcy filing will delay the recovery of the utility from financial stress resulting from large debt burden incurred from the construction of the [River Bend] nuclear station. Funds from operations interest coverage is projected to be weak for the rating in the near term. The utility is expected to aggressively control costs during the recovery period and reduce dividends to Entergy Corp. to mitigate the effects of the rate reduction.

     On March 31, 1995, Moody's Investors Service ("Moody's") downgraded Gulf States' first mortgage bonds to Baa3 from Baa2, debentures and senior unsecured pollution control bonds to Ba1 from Baa3, and preferred stock to ba1 from baa3. Moody's stated reasons for the downgrade were as follows:

     On Monday, March 20, the PUCT ordered an annual rate reduction of $52.9 [sic] million in [Gulf States'] Texas service territory. Moody's believes that this rollback, when combined with the prior rate rollbacks of $20 million in 1993 and $20 million in 1994, hinders substantially the financial flexibility of [Gulf States] going forward. In addition, Moody's notes that [Gulf States] is facing a myriad of other uncertainties, including the ultimate resolution of the Cajun lawsuit, ramifications of the Cajun bankruptcy on River Bend operations, potential River Bend asset write-downs, merger related write-offs and regulatory proceedings with negative implications in its Louisiana service territory. Final arguments in the Cajun lawsuit were heard on March 17, 1995, and it is unclear as to how long the judge, who is also the bankruptcy judge in the Cajun Chapter 11 filing, will take to issue a decision. Moody's believes that even a dismissal of the lawsuit will result in at least a write-off of the operating and maintenance expenses owed to [Gulf States] for River Bend.

     Entergy states that as of June 30, 1998, Entergy's consolidated capitalization consisted of approximately 41.7% equity (including mandatorily redeemable preferred securities) and approximately 58.3 % debt (including long-term debt, preferred stock of subsidiaries with sinking fund, and preference stock of subsidiaries). On a pro forma basis, taking into consideration the transactions contemplated by this filing, the equity and debt ratios would be approximately 41.7% and approximately 58.3%, respectively. Entergy states that its capitalization ratios will not be materially affected by these transactions. Entergy further states that as of September 30, 1992, before the initial investment by Entergy in EWGs or FUCOs, Entergy's consolidated debt to total capital ratio was 54.6% and its equity capitalization ratio was 45.4%."

Item 2.   Fees, Commissions and Expenses.

     The fees, commission and expenses expected to be paid or incurred, directly or indirectly, in connection with the proposed transactions are estimated to be approximately $12,000, including the filing fee of the Commission of $2,000, and fees and expenses of counsel of approximately $10,000.

Item 6.   Exhibits and Financial Statements.

     (a)  Exhibits:

          F   -     Opinion of Christopher J. Bernard, Esq.

          I    -    Letter from ETEC in support of Declaration.

          J    -    Entergy Corporation and Subsidiaries Capitalization
                    Ratios at June 30, 1998 (unaudited).

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER, INC.

                              By: /s/ Christopher J. Bernard
                                   Christopher J. Bernard
                                   Assistant Secretary

                              ENTERGY CORPORATION

                              By: /s/ Michael G. Thompson
                                   Michael G. Thompson
                                   Senior Vice President,
                                   General Counsel and Secretary


Dated:    September 30, 1998
_______________________________
<FN1> Pursuant to Section 5.2.8 of the Original Sale Agreement, in
      the event EPI proposes to sell an interest in its Ownership Share in ISES 2, Entergy Arkansas has the right to repurchase such interest on the same basis as it was originally transferred to EPI (i.e., at the then depreciated
      book value of such assets).   Entergy Arkansas has notified
      EPI that it does not wish to exercise its right of first refusal under the Original Sale Agreement with respect to any part of the ISES 2 Interest proposed to be sold to ETEC.

<FN2> In addition, EPI and ETEC will enter into a Reserve Power
      Purchase Agreement pursuant to which EPI will continue to provide ETEC with 6 MW of reserve capacity and related energy from Ritchie 2 under terms substantially similar to those under the unit power sales agreement that is being terminated in conjunction with the sale of the ISES 2 Interest.

<FN3> In connection with the transactions contemplated by the
      Purchase Agreement, in a separate transaction, ETEC would sell to Entergy Power Marketing Corp. approximately 29 MW of capacity and associated energy from the ISES 2 Interest for a period commencing with the closing date of ETEC's acquisition of the ISES 2 Interest and ending on December 31, 2000.

<FN4> The terms "aggregate investment" and "consolidated retained earnings" are used herein as defined in Rule 53.